Mail Stop 6010

March 20, 2006

Mr. Barry Hall
President and Chief Financial Officer
Trestle Holdings, Inc.
199 Technology Drive, #105
Irvine, CA   92618

Re: Trestle Holdings, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Filed March 30, 2005
        File No. 0-23000

Dear. Mr. Hall:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant